CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F, as amended hereby, of The News Corporation Limited (the “Company”) for the fiscal year ended June 30, 2002, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, K. Rupert Murdoch, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/    K. RUPERT MURDOCH

K. Rupert Murdoch

Chairman and Chief Executive

Date: July 1, 2002

A signed original of this written statement required by Section 906 has been provided to The News Corporation Limited and will be retained by The News Corporation Limited and furnished to the Securities and Exchange Commission or its Staff upon request.

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F, as amended hereby, of The News Corporation Limited (the “Company”) for the fiscal year ended June 30, 2002, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David F. DeVoe, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/    DAVID F. DEVOE

David F. DeVoe

Senior Executive Vice President and Chief Financial Officer

Date: July 1, 2002

A signed original of this written statement required by Section 906 has been provided to The News Corporation Limited and will be retained by The News Corporation Limited and furnished to the Securities and Exchange Commission or its Staff upon request.